Morrison Warren	Chapman and Cutler LLP
Partner	320 South Canal Street, 27th Floor
Chicago, Illinois 60606

T 312.845.3484
warren@chapman.com

June 21, 2024

VIA EDGAR CORRESPONDENCE

Samantha Brutlag
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Exchange Listed Funds Trust
File Nos. 333-180871; 811-22700

Dear Ms. Brutlag,

This letter responds to your comments regarding the registration statement filed on Form N-1A for Exchange Listed Funds Trust (the “Registrant” or the “Trust”) with the staff of the Securities and Exchange Commission (the “Staff”) on February 14, 2024 (the “Registration Statement”). The Registration Statement relates to the Stratified LargeCap Index ETF and the Stratified LargeCap Hedged ETF (each, a “Fund” and together, the “Funds”), each a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

Please confirm that all future filings will include a cover letter explaining the reason for filing and providing contact information for comments.

Response to Comment 1

The Registrant confirms that on a prospective basis it will include a corresponding cover letter to each applicable filing.

Comment 2 – General – Stratified LargeCap Index ETF

For the Stratified LargeCap Index ETF, please provide the Staff with a whitepaper for the Syntax Stratified LargeCap Index (the “Index”).

Response to Comment 2

The Registrant confirms it will provide the Index whitepaper to the Staff under separate cover.

Comment 3 – Principal Investment Strategies

Please revise the disclosure to include additional detail regarding how each Fund weights its securities. Consider adding an example of how the securities are weighted.

Response to Comment 3

In accordance with the Staff’s comment, each Fund’s disclosure has been revised as follows:

Syntax’s Stratified-Weight™ is the weighting methodology by which Syntax diversifies the weight of an index’s constituent companies that share “Related Business Risks.” Related Business Risk occurs when two or more companies provide similar products and/or services or share economic relationships such as having common suppliers, customers or competitors. The process of identifying, grouping and diversifying holdings across Related Business Risk groups within an index is called “stratification,” and was designed by Syntax to seek to correct for business risk concentrations that regularly occur in capitalization-weighted indices and equal-weighted indices. ~~Capitalization weighting can cause an investor’s ownership to accumulate in the largest, most momentum-driven companies and industries, while equal weighting is intended to permit an investor’s ownership to accumulate in the industries that have the most company representatives in an index. Instead of concentrating investment exposure in the largest companies or the most represented industries, the Index diversifies (or stratifies) index weight across a fixed number of business risk groups in a manner designed to provide a diversified exposure to all of the business opportunities provided by the Index. The Related Business Risk groups are: Consumer Products & Services; Energy; Financials; Food; Industrials; Information; Information Tools; and Healthcare.~~

To achieve a stratified weight exposure, the Index reclassifies the constituents of the underlying index according to their “Related Business Risks” by following the Syntax FIS Sector Taxonomy (“SFST”) to determine industry classification, which utilizes Syntax’s proprietary Functional Information System (FIS®) technology to capture the attributes of a company's business models and its underlying product lines. SFST presents classification as a series of descending tiers (i.e. by Sector, Sub-Sector, Industry, Sub-Industry, and Business Activities). Each of the eight primary Sectors of the Index (Consumer Products & Services; Energy; Financials; Food; Industrials; Information; Information Tools; and Healthcare) has a target starting weight at each rebalance of one eighth of the index, or 12.5%.

Each descending level of the SFST tiers then equally divides its allocated weight across each group within that tier (e.g., equally across each Sub-Sector within a Sector, or equally across each Industry within a Sub-Sector), and this process is repeated until the bottom level tier is reached and the assigned weight is divided equally across all the constituents of the final group in that tier. Because each descending tier may have a different number of groups and final constituent securities, the resulting constituent weights may differ significantly from an equally-weighted index.

Comment 4 – Principal Investment Strategies – Stratified LargeCap Index ETF

For the Stratified LargeCap Index ETF, please include additional disclosure providing the number, or range, of Index components.

Response to Comment 4

In accordance with the Staff’s comment, the Registrant will add “all of” to the first sentence of the principal investment strategies to reflect that “the Index utilizes all of the same constituents as the S&P 500 Index, but weights them according to Syntax LLC’s (“Syntax” or the “Index Provider”) proprietary Stratified WeightTM methodology.”

The Registrant believes that an ordinary investor will understand the number or range of components that comprise the S&P 500 Index.

Comment 5 – Principal Risks

The Staff notes that the risks are listed in alphabetical order. Please order the risks to prioritize the risks that are most likely to adversely affect each Fund’s net asset value, yield and total return. The remaining may be then listed in alphabetical order.

Response to Comment 5

The Registrant respectfully declines to revise the disclosure as requested by the Staff. Ultimately, the Registrant has reached the same conclusion as many other industry participants and declines to make the requested revisions as it believes the disclosure is compliant with the requirements of Form N-1A. The Registrant continues to evaluate its approach to the ordering of risk factors in light of recent Securities and Exchange Commission guidance.

Comment 6 – Index Concentration Risk – Stratified LargeCap Index ETF

The Staff notes the following disclosure in “Index Concentration Risk” for the Stratified LargeCap Index ETF:

The Fund will be concentrated in an industry or a group of industries to the extent that the Index is so concentrated.

Please add relevant disclosure to the strategies and sub-risks related to index concentration, if the Index is currently concentrated in any particular industry or group of industries. If there is no concentration, please confirm with the Staff that it is not currently concentrated.

Response to Comment 6

The Registrant confirms that the Index and Fund are not currently concentrated nor expect to be concentrated in the future in any particular industry or group of industries. The Registrant has further determined that "Index Concentration Risk" is inapplicable as a separately stated risk for the Fund because of the stratified weighting methodology employed by the Index. The Registrant refers the Staff to the description of stratification offered in response to Comment 3, and notes that for the purposes of measuring concentration in an industry or group of industries, the Fund will generally classify companies at the “Industry” tier of the SFST classification scheme. Because each of the eight primary Sectors of the Index has a target weight of one eighth of the index, or 12.5%, and is reset quarterly at rebalance to that target weighting, it is not expected that any Industry subclassified within any Sector will exceed 25% of the Fund’s assets. To the extent that “group of industries” is a relevant measure of concentration, the present constitution of the Index as of May 21, 2024 by Sub-Sector, which is similar to “Industry Group” in the GICS hierarchy and is one level higher than “Industry” in the SFST hierarchy, reflects that the highest Sub-Sector weighting is 7.15%.

Registrant instead has modified the existing "Passive Investment Risk" disclosure to provide similar risk disclosure to investors:

Passive Investment Risk. The Fund is not actively managed. The Fund invests in securities included in or representative of the Index regardless of investment merit. The Fund generally will not attempt to take defensive positions in declining markets. In the event that the Index is no longer calculated, the Index license is terminated or the identity or character of the Index is materially changed, the Fund will seek to engage a replacement index. The Fund will be concentrated in an industry or a group of industries to the extent that the Index is so concentrated. To the extent that the Fund invests a significant percentage of its assets in a single asset class or the securities of issuers within the same country, state, region, industry or sector, an adverse economic, business or political development may affect the value of the Fund’s investments more than if the Fund were more broadly diversified

Comment 7 – Performance Information

If accurate, please add disclosure in the section entitled “Performance Information,” that the Funds’ policies are also substantially similar to that of the Predecessor Funds.

Response to Comment 7

In accordance with the Staff’s comment, each Fund’s disclosure has been revised as follows:

The Predecessor Fund had a substantially similar investment objective, investment strategy, and investment policies as the Fund.

Comment 8 – Performance Information

Please supplementally provide the Staff with completed performance information, including performance bar charts and annual total returns, for each Fund.

Response to Comment 8

In accordance with the Staff’s comment, recently completed performance information from the Predecessor Funds as of December 31, 2023 from their April 29, 2024 annual post-effective amendment is attached as Appendix I.

Comment 9 – General

Please supplementally confirm to the Staff that each Fund will not sell on the Prospectus until after each Fund’s reorganization is complete.

Response to Comment 9

The Registrant confirms that shares of each Fund will not be sold until the completion of each Fund’s reorganization.

Comment 10 – Additional Principal Investment Strategies Information – Stratified LargeCap Hedged ETF

Please consider including additional disclosure to the Item 9 strategy for the Stratified LargeCap Hedged ETF.

Response to Comment 10

The Registrant respectfully declines to make the suggested revision because it believes there is no additional relevant disclosure beyond what is disclosed under Item 4 to add to Item 9 disclosures.

* * * * * * * *

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler LLP

By:	/s/ Morrison C. Warren
Morrison C. Warren

cc:	Richard Malinowski, Esq., Vice President and Secretary of Exchange Listed Funds Trust Richard Coyle, Esq., Partner, Chapman and Cutler LLP

APPENDIX I

Performance of the Predecessor Funds

Syntax Stratified LargeCap ETF

*	Performance from January 1, 2015, to the Fund’s commencement of operations on January 2, 2019, is that of the 500 Series.

Highest Quarterly Return	Second Quarter 2020	20.47%
Lowest Quarterly Return	First Quarter 2020	-25.31%

Average Annual Total Returns (for periods ending 12/31/23)*

	One Year	Five Years	Since Inception (1/1/2015)
Return Before Taxes	13.67%	14.01%	10.33%
Return After Taxes on Distributions**	13.19%	-	-
Return After Taxes on Distributions and Sale of Fund Shares**	8.42%	-	-
S&P 500 Index (Index returns reflect no deduction for fees, expenses or taxes)	26.29%	15.69%	11.85%

  *       Performance from January 1, 2015, to the Fund’s commencement of operations on January 2, 2019, is that of the 500 Series.

**       The 500 Series was an unregistered limited partnership that did not qualify as a registered investment company for federal income tax purposes and did not pay dividends or distributions.

Due to this different tax treatment, the Five Years and Since Inception after-tax performance information has not been provided.

The after-tax returns presented in the table above are calculated using highest historical individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Your actual after-tax returns will depend on your specific tax situation and may differ from those shown above. After-tax returns are not relevant to investors who hold Fund Shares through tax-advantaged arrangements, such as 401(k) plans or individual retirement accounts. The returns after taxes can exceed the returns before taxes due to an assumed tax benefit for a shareholder from realizing a capital loss on a sale of Fund Shares.

Syntax Stratified U.S. Total Market Hedged ETF

Highest Quarterly Return	Fourth Quarter 2023	7.97%
Lowest Quarterly Return	Second Quarter 2022	-5.88%

Average Annual Total Returns (for periods ending 12/31/23)

	One Year	Since Inception (6/15/21)
Return Before Taxes	6.14%	2.32%
Return After Taxes on Distributions	5.85%	1.66%

Return After Taxes on Distributions and Sale of Fund Shares	3.85%	1.62%
S&P 1500 Composite Index (Index returns reflect no deduction for fees, expenses or taxes)	25.47%	5.93%

The after-tax returns presented in the table above are calculated using highest historical individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Your actual after-tax returns will depend on your specific tax situation and may differ from those shown above. After-tax returns are not relevant to investors who hold Fund Shares through tax-advantaged arrangements, such as 401(k) plans or individual retirement accounts. The returns after taxes can exceed the returns before taxes due to an assumed tax benefit for a shareholder from realizing a capital loss on a sale of Fund Shares.